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RICHMOND
SCOTTSDALE
WASHINGTON
WICHITA

July 11, 2014

VIA EDGAR AND FEDEX

Ms. Jennifer Gowetski, Senior Counsel

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:                             STORE Capital Corporation

Amendment No. 2 to
Confidential Draft Registration Statement on Form S-11

CIK No. 0001538990

Dear Ms. Gowetski:

On behalf of STORE Capital Corporation (“STORE” or the “Company”), we are hereby submitting Amendment No. 2 (“Amendment No.2”) to the above-referenced Confidential Draft Registration Statement on Form S-11 (the “Registration Statement”), which was initially submitted on a confidential basis to the Securities and Exchange Commission (the “Commission”), on February 13, 2014, pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act (the “JOBS Act”), as amended by Amendment No. 1 thereto (“Amendment No. 1”), which was submitted on a confidential basis on May 9, 2014.  The changes reflected in Amendment No. 2 include those made in response to the comments of the staff of the Commission (the “Staff”) set forth in the Staff’s letter dated June 3, 2014 (the “Comment Letter”).  Amendment No. 2 also includes other changes that are intended to supplement and update the information contained in the Registration Statement, as amended by Amendment No. 1.

Set forth below are the Company’s responses to the Staff’s comments.  The headings and paragraph numbers of this letter correspond to the headings and paragraph numbers contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in boldface below. Capitalized terms used but not defined herein have the meanings given to them in the Registration Statement. All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in Amendment No. 2.

For your convenience, we have enclosed a courtesy package that includes four copies of the Amendment and four marked copies which have been marked to show changes from the initial submission of the Registration Statement.

General

1.                                      We note your response to comments 1, 3, 17, and 18 of our comment letter dated March 13, 2014. We will continue to monitor for these, as applicable.

Response: The Company has noted the Staff’s comment.  With respect to comment 18, please note that the Company has updated and revised the section entitled “Distribution Policy” beginning on page 40 of Amendment No. 2.

Prospectus Summary, page 1

2.                                      We note your response to comment 12 of our comment letter dated March 13, 2014. Although we note our previous comment, please explain to us how the information contained in the two charts beginning on page 4 is relevant to an investor in this offering or remove such disclosure. In addition, please describe to us with a view toward disclosure any major adverse business developments with respect to your senior leadership team’s prior performance. In this regard, we note press articles referring to legal action brought by Messrs. Fleischer and Volk against Macquarie in 2010.

Response:  In response to the Staff’s comment and based on discussions with the Staff, the Company has removed the charts and related information from the Summary section of the prospectus.  The Company has also replaced the bar graph on pages 76 and 77 of Amendment No. 2 with a tabular presentation of the annualized total returns of prior public companies managed by members of the Company’s senior leadership team.  In addition, the Company has expanded the disclosure in footnote (1) to the tables with respect to the S&P 500 and the MSCI US REIT Index.

Our Completive Strengths, page 6

3.                                      We note your disclosure on page 7 that “subject to customary limited exceptions” neither you nor the issuers have any obligation to make principal or interest payments on the notes in the event the lease payments are insufficient to make the note payments. Please revise to briefly describe these customary limited exceptions.

Response:  In response to the Staff’s comment, the Company has included additional disclosure on pages 5 and 80 summarizing the customary limited exceptions.

Our Structure, page 12

4.                                      We note your response to comment 13 of our comment letter dated March 13, 2014 in which you state that “as of December 31, 2013, $1.70 billion of $1.79 billion of the company’s total assets are held in multiple bankruptcy remote, special purpose entities, and that the remainder of the company’s assets are held by STORE Capital Corporation or one of its other direct, wholly owned subsidiaries.” Please revise your disclosure throughout the prospectus to highlight, if true, how your investments in the 622 property locations are pledged as collateral in connection with your private conduit program, STORE Master Funding. Further, please clarify, if true, that rental revenue from all your leases is used first to pay the note holders and you only have the right to excess cash flows once the note holders have received payment. In addition, please revise your risk factor on page 19, as applicable, to more specifically describe any related risks.

Response:  In response to the Staff’s comments, the Company has included additional disclosure on pages 5 and 80 to describe how the collateral that supports the Company’s Master Funding debt program has been pledged to an Indenture Trustee.  The Company also has included disclosure to explain that tenant lease payments are first deposited into a lockbox account and then used to make note payments and, only after all expenses and debt service payments have been paid, is any excess cash flow released to the Company.  With respect to the risk factor on pages 17 and 18 of Amendment No. 2, the Company has revised the disclosure in the next to last sentence of the risk factor explaining that if the subsidiaries fail to make the required payments on this indebtedness, distributions of excess cash flow to the Company may be reduced and the indebtedness may become immediately due and payable.  If the subsidiaries are unable to pay the accelerated indebtedness, the pledged assets could be foreclosed upon and distributions of excess cash flow to the Company may be suspended or terminated.

Liquidity and Capital Resources, page 50

5.                                      We note your response to comment 21a and your revised disclosure on page 53. Please expand your disclosure regarding credit enhancements to discuss your historical experience with excess monthly cash flow from your special purpose entities and your expectations for the future. In this regard, we note your disclosure on page 20 which indicates your ability to make distributions is materially impacted by the amount of excess cash flows from these subsidiaries.

Response:  In response to the Staff’s comment, the Company has expanded its disclosure on page 54 of Amendment No. 2 to include a discussion of its historical experience and expectations for the future of the excess cash flows received under its Master Funding program.

Letter from Our Chief Executive Officer, page 65

6.              We note the letter to prospective investors beginning on page 65. Please tell us the purpose of this letter and how you intend to use it in connection with the offering.

Response:  The Company wishes to advise the Staff that the purpose of the “Letter from Our Chief Executive Officer” is to capture, in the words of the member of senior management who played a central role in the evolution of the Company’s business, certain themes presented in various places throughout the prospectus that he wishes to highlight to prospective investors in one succinct place and in his own style.  The Company does not intend to use the CEO Letter for any other purpose.  It will not be separately printed or distributed to prospective investors. The Company respectfully submits that the contents of the letter are consistent with, and do not conflict with or otherwise contradict, the other disclosures in the Registration Statement.

7.                                      We note the disclosure on page 67 that your annualized monthly revenue exceeds $         million. With a view towards disclosure, please tell us how you calculate this amount. Also, tell us why you believe disclosure is meaningful to investors particularly in light of the fact that it is not balanced with any other historical financial information regarding expenses or income. We may have further comment.

Response:  In response to the Staff’s comment, the Company has rewritten the sentence on page 72 of Amendment No. 2 and deleted the reference to annualized monthly revenue and replaced it with the disclosure of the Company’s total real estate investment portfolio.

STORE Capital Corporation

Audited Consolidated Financial Statements

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies, page F-8

Basis of Accounting and Principles of Consolidation, page F-8

8.                                      We note your response to comment 26. Please provide us with a detailed analysis of how you determined that none of your special purpose entity subsidiaries are within the scope of the Variable Interest Entities subsections of ASC 810-10.

Response:  The Company acknowledges the Staff’s comment and is providing the Staff with additional information regarding the structure of the Company’s special purpose entity subsidiaries and why they are not within the scope of the Variable Interest Entities (“VIE”) subsections of ASC 810-10.  The Company respectfully advises the Staff that STORE was formed in 2011 to acquire single-tenant operational real estate to be leased on a long-term, net basis to its customers.  The real estate assets it acquires are primarily held in Delaware limited liability companies that were, by design, formed as special purpose entities that are wholly-owned, directly or indirectly (through other wholly-owned subsidiaries), by STORE, the parent company.  The Company establishes these bankruptcy-remote, special purpose entity subsidiaries to facilitate non-recourse secured borrowing activities as required by the lender to each subsidiary.  All decisions relating to the management of the business and properties of each subsidiary are made by officers of each entity that mirror the officers of the parent (STORE) and follow the direction of a three-person Board of Managers comprised of three executive officers of STORE.  STORE, either directly or indirectly, has ownership of 100% of the voting interest of each of its subsidiaries and, therefore, has the controlling financial interest in these subsidiaries.  Certain of the subsidiaries may also have one or two independent managers if expressly required by the lender to the subsidiary.  The independent managers provide protective rights to the lenders and have no authority to vote on any matter other than the matters expressly requiring the consent of the independent manager (i.e. insolvency/bankruptcy, dissolution of the company, certain changes to the limited liability company (“LLC”) agreement) as set forth in each subsidiary’s LLC agreement.

The non-recourse, long-term debt obligations of the Company’s consolidated special purpose entity subsidiaries are currently in two forms.  The first type is non-recourse, net-lease mortgage notes issued under the STORE Master Funding bond program as described on pages 53-54 of Amendment No. 2.  The second type of debt is discrete CMBS or bank debt as described on page 54 of Amendment No. 2.

For the special purpose entity subsidiaries that are bond issuers under the Company’s Master Funding program, the capital required to purchase the real estate to be held by that subsidiary is initially funded by a temporary intercompany loan from STORE.  The intercompany loan is made on arm’s length terms as required by the “special purpose entity” provisions of the subsidiary’s LLC agreement.  Simultaneous with the subsidiary’s issuance of net-lease mortgage notes as part of the Master Funding program, there is a reconsideration event and STORE provides an equity capital contribution that is generally about 25% to 30% of the aggregate assets being added to the collateral pool of the trust to repay a portion of the intercompany loan; the remainder of the intercompany loan is repaid from the proceeds of the bond issuance.

For the Company’s other special purpose entity subsidiaries, 100% of the capital required to purchase the real estate to be held by those subsidiaries is initially funded by STORE through an equity capital contribution.  At the time third party, long-term, non-recourse debt is issued by the subsidiary, a portion of the initial equity capital contribution is returned to STORE.  On occasion, the debt is issued or assumed concurrent with the closing of the real estate acquisition transaction, reducing STORE’s initial equity capital contribution.  Whether the debt is issued or assumed at the point the real estate collateral is acquired or issued shortly thereafter, the equity capital contributions by STORE to the special purpose entities generally approximate 25% to 45% of the cost of the real estate assets held by the subsidiary at the point the third party long-term, non-recourse debt is incurred.

The debt described above is generally non-recourse to the Company, subject to customary limited exceptions.

The following is the specific guidance the Company reviewed in determining that its special purpose entity subsidiaries are not within the scope of the Variable Interest Entities subsections of ASC 810-10 along with a summary of the Company’s analysis:

810-10-15-14

A legal entity shall be subject to consolidation under the guidance in the Variable Interest Entities Subsections if, by design, any of the following conditions exist (The phrase by design refers to legal entities that meet the conditions in this paragraph because of the way they are structured. For example, a legal entity under the control of its equity investors that originally was not a variable interest entity [VIE] does not become one because of operating losses. The design of the legal entity is important in the application of these provisions.):

a.  The total equity investment (equity investments in a legal entity are interests that are required to be reported as equity in that entity’s financial statements) at risk is not sufficient to permit the legal entity to finance its activities without additional subordinated financial support provided by any parties, including equity holders.

•                  All equity in the special purpose entities represents cash capital contributions that are required to be reported as equity in separate entity-level financial statements.

•                  STORE’s equity investments in all of the special purpose entities is greater than 25%.  Each subsidiary has at least as much equity invested as other entities that hold similar assets and operate with no additional subordinated financial support.

•                  Each of the special purpose entity subsidiaries were, by design, sufficiently capitalized and have obtained commercial financing arrangements on customary terms from independent third parties.  The projected cash flows of the special purpose entities are sufficient to pay their debt service, operating expenses and provide a return on equity and no subordinated financial support, including guarantees, is required. Certain subsidiaries are initially funded solely by an intercompany loan from STORE until long-term debt is issued, at which time STORE makes its equity capital contribution.

b.  As a group the holders of the equity investment at risk lack any one of the following three characteristics:

1.              The power, through voting rights or similar rights, to direct the activities of a legal entity that most significantly impact the entity’s economic performance. The investors do not have that power through voting rights or similar rights if no owners hold voting rights or similar rights (such as those of a common shareholder in a corporation or a general partner in a partnership). Legal entities that are not controlled by the holder of a majority voting interest because of noncontrolling shareholder veto rights as discussed in paragraphs 810-10-25-2 through 25-14 are not VIEs if the shareholders as a group have the power to control the entity and the equity investment meets the other requirements of the Variable Interest Entities Subsections. Kick-out rights or participating rights held by the holders of the equity investment at risk shall not prevent interests other than the equity investment from having this characteristic unless a single equity holder (including its related parties and de facto agents) has the unilateral ability to exercise such rights. Alternatively, interests other than the equity investment at risk that provide the holders of those interests with kick-out rights or participating rights shall not prevent the equity holders from having this characteristic unless a single reporting entity (including its related parties and de facto agents) has the unilateral ability to exercise those rights. A decision maker also shall not prevent the equity holders from having this characteristic unless the fees paid to the decision maker represent a variable interest based on paragraphs 810-10-55-37 through 55-38.

•                  STORE has the sole power, through its voting rights, to direct the activities that most significantly impact the economic performance of each of its subsidiaries and has those rights by design from inception.  The equity holders decide which assets to purchase, negotiate the terms of the leases on those assets and determine the type and terms of the debt used to leverage those assets.

2.              The obligation to absorb the expected losses of the legal entity. The investor or investors do not have that obligation if they are directly or indirectly protected from the expected losses or are guaranteed a return by the legal entity itself or by other parties involved with the legal entity.

•                  STORE has the sole obligation to absorb the losses, if any, of each of the special purpose entity subsidiaries.  Lenders to each entity are limited to a foreclosure on the real estate assets that secure the debt of each entity and have no equity interests in the entities.

•                  STORE is not protected from the potential losses of any of its subsidiaries and is not guaranteed a return from any of its subsidiaries by any party.

3.              The right to receive the expected residual returns of the legal entity. The investors do not have that right if their return is capped by the legal entity’s governing documents or arrangements with other variable interest holders or the legal entity. For this purpose, the return to equity investors is not considered to be capped by the existence of outstanding stock options, convertible debt, or similar interests because if the options in those instruments are exercised, the holders will become additional equity investors.

•                  STORE holds 100% of the equity interests of its subsidiaries and has the sole right to receive the residual returns of each of these subsidiaries.  In certain situations, the loan documents of a subsidiary may allow the lender to control the cash collected by the entity as additional security for or for repayment of the debt but they have no rights to residual returns of any subsidiary.

•                  STORE’s right to the residual returns of each of its subsidiaries is not capped by any agreement or party.

c.  The equity investors as a group also are considered to lack the characteristic in (b)(1) if both of the following conditions are present:

1.              The voting rights of some investors are not proportional to their obligations to absorb the expected losses of the legal entity, their rights to receive the expected residual returns of the legal entity, or both.

•                  STORE holds 100% of the voting rights for the at-risk equity investment in each of its subsidiaries and has 100% of both the obligation to absorb the expected losses of each subsidiary and the right to receive the expected residual returns of each subsidiary; therefore, its voting rights are proportional to these rights and obligations.

2.              Substantially all of the legal entity’s activities (for example, providing financing or buying assets) either involve or are conducted on behalf of an investor that has disproportionately few voting rights. This provision is necessary to prevent a primary beneficiary from avoiding consolidation of a VIE by organizing the legal entity with nonsubstantive voting interests. Activities that involve or are conducted on behalf of the related parties of an investor with disproportionately few voting rights shall be treated as if they involve or are conducted on behalf of that investor.

•                  All of the activities of STORE’s special purpose entity subsidiaries are conducted on behalf of STORE, which holds 100% of the voting rights of each of these subsidiaries.  There are no other parties with voting interests in these subsidiaries.  Accordingly, the second characteristic is not present.

Please do not hesitate to contact me by telephone at (303) 292-7793 or by email at brian.caid@kutakrock.com with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Brian V. Caid

Brian V. Caid
of KUTAK ROCK LLP

Enclosures

cc: Christopher H. Volk
      Michael T. Bennett